SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Halcón Resources Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40537Q605

(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Copies to:
Mark Cognetti, Esq.
Michael Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 40537Q605	Page 2 of 3 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,390,167 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,390,167 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,390,167 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.11%
14	TYPE OF REPORTING PERSON IA, PN

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Halcón Resources Corporation, a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on October 22, 2018 (the “Original 13D” and, as amended by Amendment No. 1 to Schedule 13D filed on February 4, 2019, Amendment No. 2 to Schedule 13D filed on April 18, 2019, and this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 4.	PURPOSE OF THE TRANSACTION
Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:
On July 23, 2019, Fir Tree notified the Issuer via email correspondence (the “Notice”) of its decision to submit Neil P. Goldman for appointment to the Issuer’s Board pursuant to the terms of the Settlement Agreement.
Pursuant to the Settlement Agreement, given that the Board did not appoint an additional independent director by July 15, 2019 as contemplated therein, Fir Tree has exercised its right to submit a nominee for appointment to the Board who, subject to the Board determining that Mr. Goldman is reasonably acceptable and meets the applicable independence requirements of the Securities and Exchange Commission and the New York Stock Exchange, will be appointed to serve as a Class A director of the Issuer.
The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 18, 2019.

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 25, 2019	FIR TREE CAPITAL MANAGEMENT LP By: /s/ Brian Meyer Name: Brian Meyer Title: General Counsel